

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

September 2, 2009

Timothy Sullivan, Chief Executive Officer
Ancestry.com Inc.
360 West 4800 North
Provo, UT 84604

> **Re:** **Ancestry.com Inc.**
> **Registration Statement on Form S-1**
> **Filed August 3, 2009**
> **File No. 333-160986**

Dear Mr. Sullivan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. Please expand the "Overview" section to provide a concise description of the December 5, 2007 acquisition of Generation Network and the acquisition by Spectrum of its 67% interest in the issuer. Please describe the amount invested by Spectrum, the material terms of the transaction and the effective per share price of Spectrum's investment. Clarify the identities of the other 33% interest in the issuer and the basis on which those interests were obtained. Explain how the purchase price for the acquisition of the issuer's predecessor was funded. Provide

a cross-reference to the page of the body of the prospectus where a materially complete description of the transaction is provided, including a discussion of the rights and obligations of the parties under the investment agreement and any related arrangements. While we note that you state the pre-offering percentage interest of Spectrum on page 4, it appears that you should introduce potential investors to the Spectrum transaction and the role of that investor in the company in a more prominent and complete manner.

Summary Consolidated Financial Data, page 6

2. We note your disclosure on page 9 that your debt covenants in your credit facility include an EBITDA covenant that is substantially similar to adjusted EBITDA. Tell us the differences between these two EBITDA calculations. We further note that your adjusted EBITDA calculations include stock-based compensation and other (income) expense, net, which are present in each period. In consideration that your adjusted EBITDA calculations presented are not exactly the same as the calculations contained in your debt covenants, tell us how you determined your current presentation meets the requirements of Item 10 of Regulation S-K and Question 8 of the Division of Corporation Finance's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

3. We note that you define free cash flow as adjusted EBITDA minus capitalization of content database costs, capital expenditures and cash paid for income taxes and interest expense. Tell us how you considered Item 10(e)(i)(A) of Regulation S-K and Question 13 of the Division of Corporation Finance's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Risk Factors, page 11

4. Certain subcaptions in your risk factors section fail to adequately describe the risk to investors that is presented by the conditions or uncertainties you have identified. As examples, we note the following subcaptions:

    *   "Our recent revenue growth rate may not be sustainable", on page 11;
    *   "We face competition from a number of different sources, on page 14; and
    *   "We may need additional capital, and we cannot be certain that additional capital will be available", on page 18

Please revise your risk factors section so that each subcaption adequately describes the risk to investors. See Item 503(c) of Regulation S-K.

Use of Proceeds, page 32

5. Concisely describe the conditions in which 25% of the offering proceeds are required to be applied to reduce the debt to CIT Lending Services and the lenders it represents. If these conditions are too complex to set out in a materially complete manner in this section of the filing, please summarize them and provide a cross-reference to the page of the filing where that information is provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Estimates

Recoverability of intangible assets, including goodwill, page 42

6. Please expand your critical accounting estimates disclosures to discuss the methodologies and key assumptions that you used for your annual impairment testing of goodwill and indefinite lived intangible assets as well as other critical accounting estimates. If material, discuss the sensitivity of reported results to changes in the estimates such as from making reasonably possible, near-term changes in the most material assumption(s) underlying the estimate or using in place of the recorded estimate the ends of the range of reasonably possible amounts which the company likely determined when formulating its recorded estimate. Describe the impact of those changes on the company's overall financial performance and, to the extent material, on the line items in the company's financial statements. Describe your history of changing critical accounting estimates in recent years. See the Commission's Cautionary Advice about Critical Accounting Policies Release No. 33-8040 and paragraphs 23 and 25 of SFAS 142.

7. In addition, please tell us what consideration you gave to disclosing the assumptions and estimates used to derive the purchase price allocation presented on page F-18 to capitalized content, subscriber relationships and contracts and core technology, and trade name and trademarks. We note the significant amount of goodwill that resulted from the acquisition.

Stock-based compensation, page 43

8. You disclose on page 46 that at each grant date from November 3, 2008 through March 13, 2009, your board of directors considered objective and subjective factors including the most recent contemporaneous valuation of your common stock on October 27, 2008. You also disclose that due to the proximity of the grant on March 13, 2009 to the March 31, 2009 valuation, you decided to use the March 31, 2009 common stock valuation as fair value in your SFAS 123(R) calculation of stock compensation expense for the March 13, 2009 grants. Please

explain and disclose the objective and subjective factors that served as a basis for using the October 27, 2008 valuation of $2.75 for the 1,136,000 stock option grants on February 11, 2009 as opposed to a value more closely approximating the March 31, 2009 $3.68 valuation.

9. Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of SFAS No. 123R, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

10. Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

11. Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

12. You disclose on page 46 the equal weighting of the income and market approach in valuing the stock options. Please revise to explain the basis for that weighting.

13. We note you disclose on page 46 that contemporaneous common stock valuations were performed on various dates to determine the fair value of your common stock. Tell us whether these valuations were performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"). Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

Results of Operations, page 48

14. You attribute the increase in your subscription revenues for the six months ended June 30, 2009 and fiscal years 2008 and 2007 to an increase in the number of total subscribers and also to an increase in monthly revenue per subscriber. Please consider whether the increase in subscribers was attributable to actions or

developments in addition to the increased advertising and other marketing activities; and if so, provide appropriate disclosure. Explain the underlying pricing policies of the issuer or other factors that led to the increase in increases in average monthly revenues per subscriber. See Item 303(a)(3)(ii) of Regulation S-K. See also Section III.B of SEC Release No. 33-6835 at http://www.sec.gov/rules/interp/33-6835.htm.

15. We note that you have included a column entitled, "Combined Period Ended December 31, 2007" that combines a predecessor period and a successor period. It would appear inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Regulation S-X Article 11. As such, this column should be labeled "pro forma" rather than "combined." In addition, your disclosure should explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation. Similar concerns apply to your 2007 Combined columns included throughout your discussion of results of operations and on pages 6 through 10. Further, tell us why a presentation of a pro forma period ended December 31, 2007 is appropriate in view of the Regulation S-X Article 11 requirement that pro forma financial statements should only be prepared for the most recent fiscal year and interim period prior to the transaction occurring.

16. We note your current presentation of results of operations for the years ended December 31, 2006, 2007 and 2008 discuss 2007 on a "combined" basis. If "combined", or pro forma results are discussed in MD&A, they should not be discussed in isolation. Supplemental discussions based on S-X Article 11 pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K. Therefore, please revise your filing to include a discussion of results of operations based on your historical audited financial statements.

Income tax expense, page 56

17. We note you disclose the factors that impacted your effective tax rate to be different from the federal statutory rate. Please expand your disclosures to describe how these factors impacted your effective tax rate. Similar concerns apply to your disclosures on page 51. Refer to Section III.B.4 of SEC Release 33-8350.

Unaudited Quarterly Results of Operations, page 57

18. Tell us how you considered presenting each quarter for your fiscal year ended December 31, 2007 in your unaudited quarterly results of operations. In addition, tell us how you considered presenting per share data.

Liquidity and Capital Resources

Contractual Obligations, page 62

19. Tell us what consideration you gave to the inclusion of FIN 48 liabilities in your table of contractual obligations. Refer to Discussion Document D of the SEC Regulations Committee Meeting on April 17, 2007.

Business, page 66

20. We note your disclosure on page 14 that you license a significant amount of your United Kingdom content from the United Kingdom National Archives under license agreements and that if current or future licenses for a significant content collection were to be terminated you may not be able to obtain a new license on advantageous terms or at all. We further note your disclosure on page 40 that for fiscal years 2008, 2007 and 2006, revenues derived from the United Kingdom were 18%, 19% and 14%, respectively, of your total revenues. Please tell us whether your operations are substantially dependent on these license agreements, and whether you considered including in your Business section a discussion of the material terms of these agreements.

21. As a related matter, to the extent your operations are substantially dependent on the license agreements, please file them as exhibits to your registration statement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Operations, page 75

22. You state that your websites are hosted on hardware and software co-located at a third-party facility in Salt Lake City, Utah and that you are establishing a redundant system located at a third-party facility in Denver, Colorado. To the extent these facilities are materially important to your operations, please describe the material terms of any leasing or other contractual arrangements for your use of these properties. See Item 102 of Regulation S-K.

Management, page 78

Audit Committee, page 81

23. We note that Mr. Benjamin Spero is currently a member of your audit. We further note that Mr. Spero is also a principal of Spectrum Equity Investors—the owner of 67% of your common stock. Please be advised that Section 10A(m)(3)(A) of the Exchange Act requires that all members of a public company's audit company be independent. In your response, please provide us with your analysis as to whether Mr. Spero is an affiliate of your company.

Compensation Committee Interlocks and Insider Participation, page 81

24. We note your disclosure that certain members of your Compensation Committee may have an interest in certain transactions discussed in the Related Party Transactions section of your document. Please revise your Compensation Committee Interlocks and Insider Participation disclosure so that it includes the descriptive information required by Item 404(a) of Regulation S-K as it pertains to the transactions involving Mr. Parker. See Item 407(e)(4)(i)(C) of Regulation S-K.

Executive Compensation, page 84

Compensation Discussion and Analysis, page 84

Elements of Compensation, page 85

25. You state that your board of directors considers the individual performance of your named executive officers in connection with adjustments to base salaries, determining annual performance-based cash compensation awards, adjustments to annual incentive compensation targets and determining the size of stock option awards. Please revise to describe the elements of individual performance and/or contribution that are taken into account for each element of compensation. You should also describe how each element of executive compensation is structured and implemented to reflect the named executive officer's individual performance and/or individual contribution. See Item 402(b)(2)(vii) of Regulation S-K.

Base Salary, page 85

26. Please discuss the factors considered in the decision to increase the base salary of Mr. Wait by $25,500. See Item 402(b)(2)(ix) of Regulation S-K.

Related Party Transactions, Page 99

27. Please revise so that the transactions discussed in this section are described in a materially complete manner. Your discussion should clearly disclose the rights and obligations of the issuer and the related party for each related party transaction that is required to be disclosed. You should also provide quantitative disclosure regarding the dollar amounts involved in each transaction as well as share amounts and percentage interests. See Item 404(a) of Regulation S-K.

28. As a related matter, we note your disclosure on page 99 that when deciding whether to approve and ratify an related-party transaction, your Audit Committee considers whether such a transaction is "on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances." Please disclose how the terms of the contractual arrangement for DNA-testing and specimen storage with Sorenson Genomics compare to the terms of arrangements for such services that might have been obtained from non-affiliated parties as well as the basis for its conclusions in that respect.

Principal and Selling Stockholders, page 100

29. We refer to your table of principal and selling stockholders and note that several of your shareholders are entities. Please revise this section to identify the person or persons having voting or investment control over any of your securities held by each entity. See Interpretation 4S of Regulation S-K Item 507 in the March 1999 Supplement of the manual of publicly available CF telephone interpretations, available at http://www.sec.gov/interps/telephone/phonesupplement1.htm.

30. As a related matter, please tell us whether any of the entities listed in your selling shareholder table are broker-dealers or affiliates of broker-dealers.

Underwriters, page 111

31. You state that your directors, executive officers and certain holders of your common stock have agreed to not sell any shares of your common stock during the period ending 180 days after the date of this prospectus, without the prior consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Please expand your disclosure to describe the circumstances under which Morgan Stanley and Merrill Lynch may give their written consent to a release of the lockup. In addition, please disclose whether public disclosure will be made regarding the release of the lockup in the event such written consent is given.

Exhibits and Financial Statement Schedules, page II-2

32. It appears that you have not filed the Exchange Service Agreement dated May 22, 2007 between your company and Sorenson Genomics, LLC, an affiliate of Sorenson Media, Inc. a 5.9% holder of your common stock. Please advise or file this agreement as an exhibit to your registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Nature of Operations, page F-8

33. We note your disclosure on page 71, that you offer registered users a 14-day free trial. Please tell us how you are accounting for this promotion.

Revenue Recognition and Cost of Revenues, page F-9

34. We note your disclosure on page 71 that most of your Family Tree Maker versions include a limited subscription to your website. Please explain to us if you have additional arrangements other than the one noted above in which you have multiple elements.   For arrangements that have multiple-deliverables revise to disclose the nature and description of the arrangements, including performance, cancellation, termination or refund-type provisions and your accounting policies for revenue recognition from those arrangements. See paragraph 18 of EITF 00-21, "Revenue Arrangements with Multiple Deliverables."

35. Tell us how you considered SOP 97-2 related to your sales of desktop software.

36. Tell us why amortization of acquired intangibles is not included in your cost of revenues in the consolidated statements of operations. We note that the asset amortized is a subscriber relationship asset which is related to subscriber revenues. In this regard, tell us how you considered SAB Topic 11B disclosures in determining your classification outside of cost of revenues.

Short-Term Investments, page F-10

37. We note your statement that you consider investments with remaining time to maturity greater than one year to be short-term. While you disclose that there is no expectation to hold them to maturity if funds are needed, it is not clear that this means the sale or redemption is expected by management in the following year or operating cycle and thereby current asset classification would be appropriate. See ARB 43, Chapter 3.A.4. Please further explain your classification to us.

Content Database Costs, page F-11

38. Please explain to us the authoritative accounting basis for capitalizing costs incurred by your employees to scan to the database content.

11. Income Taxes, page F-26

39. We note your statement on page F-28 that your ability to utilize $125 million of net operating losses is limited to approximately $0.3 million per year and will fully expire in 2022. In light of the timing of expiration of these net operating losses, please tell us how you determined that the full amount of these net operating losses will be realized.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you require further assistance you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-

Sincerely,

Mark P. Shuman
Branch Chief

cc: Via Facsimile (212) 351-4035
       Barbara L. Becker, Esq.
       Gibson Dunn & Crutcher LLP